Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES SIGNIFICANT INCREASE IN MINERAL

RESOURCE ESTIMATES FOR THE PHOENIX DEPOSITS

Toronto, ON – January 9, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce an updated Mineral Resource Estimate for the high grade Phoenix A and Phoenix B uranium deposits on its Wheeler River project in Northern Saskatchewan.

For the combined Phoenix A and B deposits, the total Indicated Mineral Resource is estimated to contain 52,300,000 lbs U3O8 based on 152,400 tonnes of mineralization at an average grade of 15.6% U3O8. Additionally, the total Inferred Mineral Resource is estimated to contain 7,600,000 lbs U3O8 based on 11,600 tonnes of mineralization with an average grade of 29.8% U3O8. This Mineral Resource estimate update represents a 47% increase in Indicated lbs U3O8 and a 100% increase in Inferred lbs U3O8 over the previous Mineral Resource estimate done in 2010.

The Wheeler River property lies between the McArthur River mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Summary Table

The following table summarizes the Mineral Resource estimate by deposit and classification.

2012 Phoenix Mineral Resource Estimate Summary

(Effective Date December 31, 2012)

Category	Deposit	Tonnes	Grade (% U3O8)	Million lbs U3O8
Indicated	A Deposit	133,500	15.8	46.5
Indicated	B Deposit	19,000	14.1	5.9

Total Indicated		152,400	15.6	52.3
Inferred	A Deposit	6,300	51.7	7.2
Inferred	B Deposit	5,300	3.5	0.4

Total Inferred		11,600	29.8	7.6

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are reported above a cut-off grade of 0.8% U3O8 .
3.	The cut-off grade is based on internal conceptual studies and a price of $50 per lb U3O8 .
4.	Numbers may not add due to rounding.

Geology and Mineralization

Mineralization at Phoenix shares many similarities with other unconformity related Athabasca uranium deposits. It occurs along the sub-Athabasca unconformity at its intersection with a moderately east dipping fault zone which results in an elongate and sub-horizontal shape to the deposits. Fault zones are best developed in graphitic metasediments in the underlying basement rocks. Mineralization varies from disseminated to massive, with several very high grade drill hole intersections averaging greater than 50% U3O8 over true thicknesses up to 6.0 meters. With the completion of this Mineral Resource estimate, the Phoenix deposits now belong to a select group of very high grade unconformity uranium deposits that includes the prolific McArthur River mine (37 kilometers to the northeast) and the soon to be producing Cigar Lake deposit (80 kilometers to the northeast).

Estimation Methodology

Denison has estimated Mineral Resources for the Phoenix Deposits with data collected from several surface diamond drilling campaigns from 2008 to 2012. Uranium grade data is comprised of chemical assays on split drill core samples. All assays were completed by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan using the Inductively Coupled Plasma – Optical Emission Spectrometry (ICP-OES) method. Quality control and quality assurance protocols for the chemical assays include the use of standard reference materials, blanks, check assays and duplicate samples. In those cases where drill core recovery is poor, chemical assays have been replaced with equivalent uranium grades obtained from down-hole radiometric probing.

Geology, structure, and the size and shape of the mineralized zones has been interpreted using data from 168 diamond drill holes which resulted in three dimensional wireframe models that represent 0.05% U3O8 grade envelopes. Models of mineralization at each of the two deposits contain higher grade zones within an envelope of lower grade material, resulting in a total of four estimation domains—Phoenix A higher grade, Phoenix A lower grade, Phoenix B higher grade and Phoenix B lower grade.

Based on 165 dry bulk density determinations, Denison developed a formula relating bulk density to grade which was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Uranium grade times density (GxD) values and density (D) values were interpolated into each domain block model using an inverse distance squared (ID2) algorithm. Hard domain boundaries were employed such that drill hole grades from any given domain could not influence block grades in any other domain. Very high grade composites were not capped but grades greater than a designated threshold level for each domain were subject to restricted search ellipse dimensions in order to reduce their influence. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

The Mineral Resources for the Phoenix Deposits were classified as Indicated and Inferred based on drill hole spacing and apparent continuity of mineralization. The block models were validated by comparison of domain wireframe volumes with block volumes, visual comparison of composite grades with block grades, comparison of block grades with composite grades used to interpolate grades, and comparison with estimation by a different method.

Roscoe Postle Associates Inc. (RPA) was retained by Denison on behalf of the Wheeler River Joint Venture to audit the Mineral Resource estimate and to prepare an independent Technical Report in accordance with the requirements of National Instrument 43-101. William E. Roscoe, Ph.D. P.Eng. of RPA, is the independent “Qualified Person” responsible for the Mineral Resource estimate. The Technical Report supporting the estimate will be filed on SEDAR (www.sedar.com).

Looking Ahead

Denison is planning to complete large winter and summer drilling programs similar in scale to that completed in 2012. The winter 2013 drilling program is expected to begin on January 16th, with two drills primarily devoted to exploring for additional mineralization near Phoenix and at other targets on the Wheeler River property. Particular emphasis will be placed on following the trend of mineralization and alteration along strike to the northeast of Phoenix A.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 and has been approved by William E. Roscoe, Ph.D. P. Eng. of RPA. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2012 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 26 projects and totals over 330,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991 ext 232
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral resources; capital expenditure programs; estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.